UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ____     No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____March 8, 2004_______________

Date

NEWS RELEASE	January January January 6, 2003

$750,000 NON-BROKERED FLOW-THROUGH FINANCING COMPLETED

Further to the news releases dated November 28, 2003, the Company announces that it has completed a non-brokered flow-through private placement of 1,190,476 Units.  Each unit was priced at $0.63 per unit for gross proceeds of $750,000.  Each unit consisted of one flow-through common share in the capital of the Company at a purchase price of $0.63 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.70 per Warrant Share.  A finder's fee of 1,890 non-flow-through common shares has been paid as well as 50,000 non-flow-through units.  The proceeds of the private placement will be used for Canadian exploration.

About Freegold Ventures Limited

Freegold Ventures (TSX.ITF OTCBB:FGOVF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project in Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska, the Rainbow Hill Gold Project, Valdez Creek Mining District, Alaska, as well as the Almaden Gold Project in Idaho

On behalf of the Board of Directors

Harry Barr, Chairman & CEO

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 6, 2004

Item 3: Press Release

A Press release dated and issued January 6, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce that it has completed a non-brokered flow-through private placement of 1,290,476 units.

Item 5: Full Description of Material Change

Further to the news releases dated November 28, 2003, the Company announces that it has completed a non-brokered flow-through private placement of 1,190,476 Units.  Each unit was priced at $0.63 per unit for gross proceeds of $750,000.  Each unit consisted of one flow-through common share in the capital of the Company at a purchase price of $0.63 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.70 per Warrant Share.  A finder's fee of 1,890 non-flow-through common shares has been paid as well as 50,000 non-flow-through units.  The proceeds of the private placement will be used for Canadian exploration.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 6, 2004_____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 18, 2003 (i) 1,190,476 flow-through units of the Issuer being comprised of 1,190,476 flow-through common shares and 595,238 non-flow-through share purchase warrants; (ii) 1,890 common shares issued (iii) 50,000 units of the Issuer being comprised of 50,000 non-flow-through common shares and 25,000 non-flow-through share purchase warrants.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 6th day of January, 2004.

Freegold Ventures Limited

"Signed"

Per:   _______________________

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Freegold
VENTURES LIMITED
Toronto Stock Exchange: ITF OTCBB: FGOVF

Toronto Stock Exchange Trade Symbol: ITF
OTCBB: FGOVF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870 (604) 685-1870 Facsimile (604) 685-8045
E-mail: ir@freegoldventures.com
Website: www.freegoldventures.com

News Release January 20, 2004

Freegold Ventures Expands New PGE Discovery at Union Bay Project, Alaska

Highlights:

- **Diamond drilling intercepts values to 7 gpt Pt over 3.8 ft at Jaguar**
- **Recon exploration discovers +14 gpt Pt at Continental zone**
- **Recon exploration discovers new sulfide mineralization at Cannery**

The results of the 2003 program are most encouraging and suggest that the Union Bay project has potential to host significant accumulations of PGE mineralisation. The 2003 program consisted of reconnaissance sampling on the eastern, southern and western limits of the Union Bay complex, diamond saw channel sampling at Jaguar, Mt. Burnett, North, and Continental zones, and 4,490 feet of diamond drilling at North and Jaguar zones. Diamond drilling results indicated that controls on the distribution of platinum mineralisation are complex. Significant results are shown in Table 1.

The most significant new discoveries made in 2003 were at the Continental and Chevelle zones where rock sampling returned values ranging from **1 to 14 g/t Pt** (see Table 2). The discovery was followed up by preliminary sawcut sampling at Continental . Encouraging results up to **6.2g/t Pt over 3.3ft** were returned (see Table 3). The significance and extent of mineralization at these new zones is unknown, but the mineralisation is hosted by a similar rock type to the previously reported occurrences at North and Jaguar Zones lying 5km to the east.

Freegold Ventures Limited (ITF) is pleased to announce additional results from the 2003 field program at its Union Bay platinum project, in the Alexander Platinum Belt of southeastern Alaska, about 35 miles north-northwest of Ketchikan.

The Union Bay project is under option to Lonmin PLC, the world's third largest primary underground producer of platinum, which produced over 930,000 oz of platinum in 2003.

VIXEN INLET
MT BURNETT
CHEVELLE
LEXUS
NORTH
JAGUAR
CONTINENTAL
COBRA (west)
COBRA (east)
UNION BAY
CANNERY CREEK
+1,000 ppb PLATINUM IN PAN CONCENTRATES
0 Kilometers 2

A zone of Cu-Pt-Pd-bearing sulphides was discovered at Cannery Creek on the western side of the Union Bay project, close to the margin of the complex. The zone is open to the north and the east.

Results from the sampling of the Continental, Chevelle, and Cannery Creek zones were only available after the completion of the field season. Therefore, no drilling was carried out on these new discoveries in 2003.

All geochemical samples were analyzed by ALS Chemex for platinum, palladium and gold using fire assay techniques plus a multi-element suite via ICP-AES methods. The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

Table 1. Significant Drill Results from North and Jaguar Zones.

* UB0101 previously reported 10/24/2001

Drillhole	From (ft)	To (ft)	Width ((ft)	Pt (ppb)	Pt (g/t)	Pd (ppb)
UB0101 North Zone*	62.9	64.6	1.7	10590	**10.59**	565
UB0302 North Zone	99.4	109.4	2.0	1300	**1.30**	19
UB0306 North Zone	382.7	386.0	3.3	1005	**1.00**	11
UB0307 North Zone	386.0	389.7	2.0	851	**0.85**	5
UB0310 Jaguar	104.0	107.8	3.8	803	**0.80**	15
UB0311 Jaguar	405.9	409.7	3.8	7010	**7.01**	143
UB0311 (check assay)	405.9	409.7	3.8	9450	**9.45**	193
UB0311 Jaguar	442.0	446.4	4.4	934	**0.93**	10

Freegold Ventures Limited news release January 20, 2004 Page 2 of2

Table 2: Significant (+ 3 gpt Pt) grab rock samples from 2003 at the Continental zone.

Sample #	Rock Unit	Pt_ppb	Pt g/t	Pd_ppb
390478	Magnetite vein	14950	**14.95**	940
394581	Magnetite vein	14200	**14.20**	900
394503	Magnetite vein	6660	**6.66**	237
390479	Pyrox - Wehr	6420	**6.42**	575
393857	Wehrlite	5530	**5.53**	542
492940	Magnetite vein	4430	**4.43**	433
394513	Wehrlite	4340	**4.34**	168
394504	Wehrlite	4180	**4.18**	212
393895	Pyrox - Wehr	3990	**3.99**	545
394516	Pyrox - Wehr	3880	**3.88**	322
393855	Wehrlite	3820	**3.82**	364
393867	Pyroxenite	3820	**3.82**	375
393852	Wehrlite	3160	**3.16**	209

Background: In May 2003 Lonmin PLC entered into a joint venture agreement with Pacific North West and Freegold for further exploration and development on the project. Under the agreement Lonmin must fund a minimum US$815,000 exploration program in 2003. This obligation has been met. Lonmin has the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US $750,000 for each year thereafter. Pacific North West is the Operator of the project during the exploration phase. Lonmin may earn up to 70% interest in the project by delivering a full feasibility study. Upon the decision by the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, Pacific North West and Freegold will each repay their share of the financing costs on agreed upon commercial terms and contribute pro rata to operating costs.

For further information, please contact PFN's Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the Board of Directors

Harry Barr
Chairman

Table 3: Significant channel sample geochemistry, Continental zone. All values occur in Pyroxenite-Wehrlite-Magnetite rock type

Channel	From_ft	To_ft	Int_ft	Pt ppb	Pt g/t	Pd ppb
3	0	3.3	3.3	639	0.64	71
3	3.3	6.6	3.3	436	0.44	36
3	6.6	9.8	3.2	499	0.50	69
4	3.3	6.6	3.3	2960	**2.96**	129
4	6.6	9.8	3.2	696	0.70	51
9	0	3.3	3.3	1250	**1.25**	73
10	0	3.3	3.3	1065	**1.06**	63
10	3.3	6.6	3.3	276	0.28	23
10	6.6	9.8	3.2	167	0.68	14
11	0	3.3	3.3	1410	**1.41**	69
11	3.3	6.6	3.3	569	0.60	30
14	0	3.3	3.3	1160	**1.16**	57
14	3.3	6.6	3.3	169	0.17	8
14	6.6	9.8	3.2	1490	**1.49**	57
14	29.5	32.8	3.3	6240	**6.24**	266
14	32.8	36.1	3.3	773	0.77	30
15	0	3.3	3.3	3950	**3.95**	149
17	0	3.3	3.3	340	0.34	41
17	3.3	6.6	3.3	2590	**2.60**	213
17	6.6	8.2	1.6	2400	**2.40**	200
20	3.3	6.6	3.3	570	.57	43
20	6.6	9.8	3.2	436	.44	55
21	0	3.3	3.3	1205	**1.21**	93
21	3.3	4.9	1.6	1205	**1.21**	93
22	0	3.3	3.3	1435	**1.44**	55
22	3.3	5.7	2.4	1205	**1.21**	60
26	0	3.3	3.3	609	0.61	26
26	3.3	6.6	3.3	1980	**1.98**	78
28	0	3.3	3.3	325	0.33	25
28	3.3	6.6	3.3	526	0.53	38
28	6.6	7.5	0.9	1870	**1.87**	110
36	9.8	13.1	3.3	3070	**3.07**	116
36	19.7	23	3.3	2360	**2.36**	85
36	23	26.2	3.2	1440	**1.44**	57

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com, by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 20, 2004

Item 3: Press Release

A Press release dated and issued January 20, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce additional results from the 2003 field program at its Union Bay platinum project, in the Alexander Platinum Belt of southeastern Alaska.

Item 5: Full Description of Material Change

See attached news release dated January 20, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 20, 2004____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE	January January January 23, 2003

MERIDIAN GOLD JOINT VENTURES GOLDEN SUMMIT PROJECT

FAIRBANKS, ALASKA

Freegold Ventures Limited (Freegold) is pleased to announce that it has entered into an Option/Joint Venture Agreement with Meridian Gold Inc. (Meridian) on Freegold's 18,000 acre Golden Summit Project, near Fairbanks Alaska. Meridian is a mid-tier gold producer with a first rate track record of discovering, developing, and operating profitable gold mines throughout North and South America. Meridian's gold reserves at December 31st, 2002 were estimated at 4,281,000 ounces , and its production costs are one of the lowest in the world at approxima tely $60US per gold ounce ..

ABOUT GOLDEN SUMMIT

The Golden Summit Project is an advanced stage exploration gold project encompassing a number of historic producing high grade gold mines most of which have not been explored or worked for over 50 years. A conservative estimate indicates the presence of some 63,000 linear feet of mineralized shear zones in and around the Golden Summit property area.  Exploration conducted during the 1980's and the 1990's focused on a bulk tonnage model . H owever it has become readily apparent that the former high-grade gold deposits constitute significant targets themselves. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.

Golden Summit is an excellent fit for Meridian with good profit potential in the United States. Freegold is very pleased to have Meridian as a partner on the Golden Summit Project and is confident Meridian will be an excellent partner with whom to advance the Golden Summit Project.

The current Golden Summit Project which covers more than 18,000 acres has been divided into 3 project areas : "Area s A, B and C." Meridian may earn up to a 70% interest in areas A and B, by funding and placing a project into Commercial Production.

Highlights:

50% earn in

US $5 Million in Exploration Expenditures over 4 years

Cash Payments of US $390,000 over 4 years

$300,000 in Private Placements by Meridian in Freegold common stock by December 31st, 2004

(includes 143,000 shares at $0.70 within 5 days of regulatory approval)

60% earn in

Completing an independent bankable Feasibility Study. If the Feasibility Study identifies reserves in excess of 500,000 ounces gold. Meridian will pay US $1.00 to Freegold for every ounce identified.

70% earn in

Meridian arranging all Financing and placing the project into Commercial Production

Guaranteed Exploration Expenditures US $740,000 – 2004

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

Page 2 of 2 Freegold Ventures Limited News Release January 23, 2004

Exploration 2004 Guaranteed Exploration Expenditures US $740,000

An airborne magnetic survey will be flown over the 3 areas. Meridian will be granted a first right of refusal on Area C on terms to be agreed in exchange for funding the airborne survey. The survey is to facilitate the planning of the 2004 exploration program. In addition to the airborne survey, Meridian has committed to an exploration program of US $650,000  ($~800,000CDN) for 2004. The cost of the airborne survey is expected to approximate $90,000 for a total exploration commitment of US $740,000 (~$910,000 Cdn) on or before December 31st, 2004.

Terms of the Option/Joint Venture Agreement

Meridian may earn a 50% interest in the Golden Summit Project by making exploration expenditures totaling US$5 million, cash payments of US$390,000 over 4 years and investing a minimum of US$300,000 in Freegold through private placements.

Meridian will make a US$65,000 cash payment on signing and will subscribe for a private placement of 143,000 Freegold shares at CDN $0.70 per unit with a full warrant CDN $1.00 per share within 5 days of the agreement receiving regulatory approval. On or before December 31st, 2004, Meridian shall purchase by private placement 200,000 Freegold shares at CDN $1.00 per shares with a CDN $1.30 warrant. The warrants shall be exercisable for a period of one year.

Meridian may increase its interest to 60% by completing an independent bankable Feasibility Study. Meridian must elect to complete the Feasibility Study or elect to continue making exploration expenditures.  The Feasibility Study is to be completed within 2 years of Meridian vesting with 50% interest.

In the event that the Feasibility Study identifies a minimum of 500,000 gold ounces, Meridian will pay to Freegold $1.00 per every economic ounce identified and for each additional ounce identified .

Once Meridian has completed the Feasibility Study, Meridian may elect within 180 days to increase its interest to 70%. Meridian shall be responsible for arranging all production financing. Upon placing the project into Commercial Production Meridian will have earned a 70% interest.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with a proven track record and a mandate to explore, discover and facilitate the mining of world-class gold deposits. Freegold is focusing its exploration activities on the mineral rich state of Alaska. In addition to Golden Summit Project, Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt is emerging as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewary Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. Management is currently negotiating on the several other gold projects, which it expects to conclude within the next 3 – 6 months.

In addition to its Alaska gold projects, Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.

Freegold also holds 100% of the Almaden Gold Deposit, in Idaho, where a 1997 Feasibility Study by Watts, Griffis and McQuat (WGM) indicated a potentially mineable resource of 44,000,000 tons grading 0.021 oz/t gold. The study indicated that 526,800 ounces of gold was recoverable by open pit mining and heap leach technology. The deposit remains open to the north and south and at depth. The study indicated an IRR of 18.9% at $364 per ounce gold.

Management is actively seeking Joint Venture partners further develop and explore it property portfolio. Negotiations are ongoing on several of its projects.

The foregoing is subject to regulatory approval and the approval of Freegold Board of Directors.

On behalf of the Board of Directors Harry Barr, Chairman & CEO

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 23 2004

Item 3: Press Release

A Press release dated and issued January 23, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that is has entered into an Option/Joint Venture Agreement with Meridian Gold Inc. on Freegold's Golden Summit Project, near Fairbanks Alaska.

Item 5: Full Description of Material Change

See attached news release dated January 23, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 23, 2004____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity